July 30, 2009

         BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
         ------------------------------------------

         Mr. Daniel L. Gordon
         Branch Chief
         Division of Corporation Finance
         Securities and Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549
         Facsimile: 703/813-6984

                  Re:      WNC Housing Tax Credit Fund VI, L.P., Series 6
                           Form 10-K for the Year Ended March 31, 2007
                           Forms 10-Q for the quarters ended June 30, September 30 and December 31, 2007
                  File No. 000-26869

         Dear Mr. Gordon:

                  The registrant is in receipt of your letter to Wilfred N. Cooper, Jr., dated April 10, 2009 respecting the above-referenced registrant (the "Partnership"). I am the Chief Financial Officer of WNC & Associates, Inc., general partner of the Partnership.

                  Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter. References to "the 10-K" are to the Annual Report on Form 10-K for the year ended March 31, 2007, unless otherwise noted:

1. The Partnership anticipates filing the annual report on Form 10-K for the year ended March 31, 2008 and the quarterly reports on Form 10-Q for the first three quarters of the year ended March 31, 2009, by September 30, 2009. The Partnership is using and will use its best efforts to file the annual report on Form 10-K for the year ended March 31, 2009 by October 31, 2009, and intends to do so provided it has received the necessary information from the Local Limited Partnerships.

2. Please see Exhibit A, which is a schedule reflecting the expiration dates of the 15 year compliance period for each of the Housing Complexes in which the Partnership holds an investment. A similar schedule will be included in all future annual reports on Form 10-K for the Partnership.

3. Please be advised that the final risk factor in Item 1A of the 10-K will be revised to read as follows:

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Mr. Daniel L. Gordon
July 30, 2009
Page 2

              Anticipated future and existing cash resources of the Partnership are not sufficient to pay existing liabilities of the Partnership. However, substantially all of the existing liabilities of the Partnership are payable to the General Partner and/or its affiliates.

              The Partnership's accrued payables consist primarily of the asset management fees payable to the General Partner. These accrued payables increased by approximately $8,000, $5,000, and $14,000 for the years ended March 31, 2007, 2006 and 2005, respectively. The Partnership's future contractual cash obligations consist solely of its obligations to pay future annual asset management fees. These will equal approximately $64,000 per year through the termination of the Partnership, which must occur no later than December 31, 2052. Though the amounts payable to the General Partner and/or its affiliates are contractually currently payable, the Partnership anticipates that the General Partner and/or its affiliates will not require the payment of these contractual obligations until capital reserves are in excess of the aggregate of the existing contractual obligations and anticipated future foreseeable obligations of the Partnership. The Partnership would be adversely affected should the General Partner and/or its affiliates demand current payment of the existing contractual obligations and or suspend services for this or any other reason.

4. The Partnership's principal business objective is providing its investors with low income housing tax credits, not the generation of gains from the appreciation of real estate held by the Local Limited Partnerships. Please be advised that the Partnership will revise the 10-K to include the following after the last bullet point in the risk factor cited in your letter, and will include substantially similar language in any future annual report filed by the Partnership, updated as appropriate.

                For each of the years ended March 31, 2007, 2006, 2005, 2004 and 2003, a loss in value of the Partnership's investments in Local Limited Partnerships, other than a temporary decline, was recorded as an impairment loss in the Partnership's financial statements. An impairment is measured by comparing the Partnership's carrying amount in the investment to the sum of the total amount of the remaining future Low Income Housing Tax Credits estimated to be allocated to the Partnership and the estimated residual value to the Partnership. For the years ended March 31, 2007, 2006, 2005, 2004 and 2003, impairment loss related to investments in Local Limited Partnerships was $1,054,872, $1,010,154, $408,644, $55,384 and $231,646,
                respectively.

5. Please be advised that the Partnership will revise the 10-K to include the following as the first sentence to the risk factor cited in your letter. The following or words substantially to the effect of the following will be included in any future annual report filed by the Partnership.

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Mr. Daniel L. Gordon
July 30, 2009
Page 3

                  Historically, the Partnership has been unable to timely file and provide investors with all of its required periodic reports. In some instances, the delay has been substantial.

6. Please be advised that the Partnership will revise the 10-K to include the following at the end of the penultimate paragraph included in Item 1A of the 10-K. Substantially similar language will be included in any future annual report filed by the Partnership.

                  The General Partner decides how the Partnership's investments in Housing Complexes are managed, and when the investments will be sold. The General Partner may face a conflict in these circumstances because the General Partner's share of fees and cash distributions from the transaction may be more or less than their expected share of fees if a Housing Complex were not sold. The result of these conflicts could be that a Series may make investments which are less desirable, or on terms which are less favorable, to the Series than might otherwise be the case. The Partnership has not developed any formal process for resolving conflicts of interest. However, the General Partner is subject to a fiduciary duty to exercise good faith and integrity in handling the affairs of the Partnership, and that duty will govern its actions in all such matters. Furthermore, the manner in which the Partnership can operate and sell investments are subject to substantial restrictions in the Partnership Agreement.

7. We note that the requested information is not specifically required by Form 10-K or Regulation S-K. Furthermore, the type of requested information is not maintained or used by the General Partner, nor would it be available to the Partnership without a significant investment of time and other resources. Moreover, the Partnership does not believe that the information is material to an individual investor. The Partnership reports income and loss from its investments on an equity basis, and does not separately provide depreciation information on a property by property basis. The investors have invested in the Partnership for the purpose of receiving allocations of low income housing tax credits, an objective which has been satisfied and is unrelated to real property depreciation. The Partnership believes that property by property depreciation information is of limited value in the context of a low income housing tax credit partnership, particularly in light of restrictions on the use by investors of passive losses under provisions in the Internal Revenue Code. The Partnership does not provide operating cash distributions, and tax depreciation information is of limited, if no, value to most individual investors. The Partnership believes that any limited value of such information is far outweighed by the cost to derive, present and maintains such information solely for the purpose of reporting.

8. No distributions were paid by the Partnership during the period covered by the 10-K. The Partnership confirms that a statement to this effect or, in the alternative, a quantification of the amount of any distributions, will be made in future filings.

Mr. Daniel L. Gordon
July 30, 2009
Page 4


9. The 10-K will be revised to include the applicable reports for the Local Limited Partnerships audited by other auditors that are referred to in the report of Reznick Group P.C. dated February 15, 2008 in accordance with Rule 2-05 of Regulation S-X. In future filings, the Partnership will also provide the auditors reports that are referred to in any report of Reznick Group P.C. in accordance with Rule 2-05 of Regulation S-X.

10.      Please be advised that (i) with respect to the 10-K, Item 9A paragraph
         (a) will be revised to read as set forth below under "Item 9A - 3/31/07 amendment." The language under "Item 9A - 3/31/08 annual report" is that proposed to be included as the entire disclosure under Item 9A of the annual report for the fiscal year ended March 31, 2008.

         We confirm that future filings will accurately describe the officers' conclusions regarding the effectiveness of the registrant's disclosure controls and procedures.

                  Item 9A - 3/31/07 amendment
                  ---------------------------

              (a) As of the end of the period covered by this report, the Partnership's General Partner, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of Associates, carried out an evaluation of the effectiveness of the Partnership's "disclosure controls and procedures" as defined in Securities Exchange Act of 1934 Rule 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Partnership's disclosure controls and procedures were not effective to ensure that material information required to be disclosed in the Partnership's periodic report filings with SEC is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Securities Exchange Act of 1934.

              The Partnership must rely on the Local Limited Partnerships to provide the Partnership with certain information necessary to the timely filing of the Partnership's periodic reports. Factors in the accounting at the Local Limited Partnerships have caused delays in the provision of such information during past reporting periods, and resulted in the Partnership's inability to file its periodic reports in a timely manner.

              Once the Partnership has received the necessary information from the Local Limited Partnerships, the Chief Executive Officer and the Chief Financial Officer of Associates believe that the material information required to be disclosed in the Partnership's periodic report filings with SEC is effectively recorded, processed, summarized and reported, albeit not in a timely manner. Going forward, the Partnership will use the means reasonably within its power to impose procedures designed to obtain from the Local Limited Partnerships the information necessary to the timely filing of the Partnership's periodic reports.

Mr. Daniel L. Gordon
July 30, 2009
Page 5


                  Item 9A - 3/31/08 annual report
                  -------------------------------

              (a) Disclosure controls and procedures
                  ----------------------------------

              As of the end of the period covered by this report, the Partnership's General Partner, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of Associates, carried out an evaluation of the effectiveness of the Partnership's "disclosure controls and procedures" as defined in Securities Exchange Act of 1934 Rule 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Partnership's disclosure controls and procedures were not effective to ensure that material information required to be disclosed in the Partnership's periodic report filings with SEC is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Securities Exchange Act of 1934.

              The Partnership must rely on the Local Limited Partnerships to provide the Partnership with certain information necessary to the timely filing of the Partnership's periodic reports. Factors in the accounting at the Local Limited Partnerships have caused delays in the provision of such information during past reporting periods, and resulted in the Partnership's inability to file its periodic reports in a timely manner.

              Once the Partnership has received the necessary information from the Local Limited Partnerships, the Chief Executive Officer and the Chief Financial Officer of Associates believe that the material information required to be disclosed in the Partnership's periodic report filings with SEC is effectively recorded, processed, summarized and reported, albeit not in a timely manner. Going forward, the Partnership will use the means reasonably within its power to impose procedures designed to obtain from the Local Limited Partnerships the information necessary to the timely filing of the Partnership's periodic reports.

              (b) Management's annual report on internal control over financial
                  -------------------------------------------------------------
                  reporting
                  ---------

              The management of Associates is responsible for establishing and maintaining for the Partnership adequate internal control over financial reporting as that term is defined in Securities Exchange Act Rule 13a-15(f), and for performing an assessment of the effectiveness of internal control over financial reporting as of March 31, 2008. The internal control process of Associates, as it is applicable to the Partnership, was designed to provide reasonable assurance to Associates regarding the preparation and fair presentation of published financial statements, and includes those policies and procedures that:
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Mr. Daniel L. Gordon
July 30, 2009
Page 6


                  (1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;
                  (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that the Partnership's receipts and expenditures are being made only in accordance with authorization of the management of Associates; and
                  (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership's assets that could have a material effect on the financial statements.

              All internal control processes, no matter how well designed, have inherent limitations. Therefore, even those processes determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

              Management of Associates assessed the effectiveness of its internal control over financial reporting, as it is applicable to the Partnership, as of the end of the Partnership's most recent fiscal year. In making this assessment, it used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
              (COSO). Based on its assessment, management of Associates concluded that, for the reasons set forth above under "Disclosure controls and procedures", the internal control over financial reporting, as it is applicable to the Partnership, was not effective as of March 31, 2008. This annual report does not include an attestation report of the Partnership's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Partnership's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Partnership to provide only management's report in this annual report.

              For purposes of the Securities Exchange Act of 1934, the term "material weakness" is a deficiency, or a combination of deficiencies, in a reporting company's internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. For the reasons discussed above in this Item 9A, sub-section (a) under the caption "Disclosure Controls and Procedures," the Partnership's internal control over financial reporting has not been effective in permitting timely reporting of

Mr. Daniel L. Gordon
July 30, 2009
Page 7


              the Partnership's financial information. Accordingly, the management of Associates believes that this inability to generate timely reports constitutes a material weakness in its internal control over financial reporting.

              (c) Changes in internal controls
                  ----------------------------

              There were no changes in the Partnership's internal control over financial reporting that occurred during the quarter ended March 31, 2008 that materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.

11. This will confirm that future Form 10-K filings will include the following biographical information under Item 10:

              Kay L. Cooper, age 72, is a Director of WNC & Associates, Inc. and has not otherwise been engaged in business activities during the previous five years. Kay Cooper was the sole proprietor of Agate 108, a manufacturer and retailer of home accessory products, from 1975 until its sale in 1998. She is the wife of Wilfred Cooper, Sr. and the mother of Wilfred Cooper, Jr. Ms. Cooper graduated from the University of Southern California in 1958 with a Bachelor of Science degree.

              Jennifer E. Cooper, age 46, is a Director of WNC & Associates, Inc. and has not otherwise been engaged in business activities during the previous five years. She is the wife of Wilfred Cooper, Jr. and attended the University of Texas from 1981 to 1986.

12. Please be advised that the Partnership did not pay the full amount of the asset management fee for the years covered by the 10-K because Partnership cash was insufficient for such purpose. Please see item 3 above. Disclosure to this effect will be included in future annual reports filed by the Partnership.

13. See the expanded disclosure for subsection (b) of Item 11 set forth in response to comment 14 below.

14. Please be advised that the disclosure in Item 11 of the 10-K will be revised to read in its entirety as follows:

              The General Partner and its affiliates are not permitted under
              Section 5.6.1 of the Partnership's Agreement of Limited Partnership (the "Agreement," incorporated as Exhibit 3.1 to this report) to receive any salary, fees, profits, distributions or allocations from the Partnership or any Local Limited Partnership in which the Partnership invests except as expressly allowed by the Agreement. The compensation and other economic benefits to the General Partner and its affiliates provided for in the Agreement are summarized below.

Mr. Daniel L. Gordon
July 30, 2009
Page 8


                  (a)  Compensation for Services

                  For services rendered by the General Partner or an affiliate of the General Partner in connection with the administration of the affairs of the Partnership, the General Partner or any affiliate may receive an annual asset management fee in an amount equal to 0.2% of that portion of Invested Assets in Local Limited Partnerships which are attributable to apartment units receiving government assistance. "Invested Assets" means the sum of the Partnership's original investment in Local Limited Partnerships and the Partnership's allocable share of mortgage loans on and other debts related to the Housing Complexes owned by such Local Limited Partnerships. Accrued but unpaid asset management fees for any year are deferred without interest and are payable in subsequent years from any funds available to the Partnership after payment of all other costs and expenses of the Partnership, including any capital reserves then determined by the General Partner to no longer be necessary to be retained by the Partnership, or from the proceeds of a sale or refinancing of Partnership assets. Fees of $63,892, $63,892, $63,892, $63,893, $63,893 and $59,808
                  were incurred during the years ended March 31, 2007, 2006, 2005, 2004, 2003 and 2002, respectively, of which $37,302,
                  $67,580, $54,064, $43,516, $65,110 and $40,548 were paid for the years ended March 31, 2007, 2006, 2005, 2004, 2003 and
                  2002, respectively.

                  Subject to a number of terms and conditions set forth in the Agreement, the General Partner and its affiliates may be entitled to compensation for services actually rendered or to be rendered in connection with (i) selecting, evaluating, structuring, negotiating and closing the Partnership's investments in Local Limited Partnership Interests, (ii) property management services actually rendered by the General Partner or its affiliates respecting the Housing Complexes owned by Local Limited Partnerships, or (iii) disposition services in connection with the sale of any Housing Complex owned by a Local Limited Partnership, for which a subordinated disposition fee may be payable. The Partnership had completed its investment stage, so no compensation for the services in
                  (i) was paid during the periods covered by this report and none will be paid in the future. None of the compensation described in (ii) or (iii) above was paid or payable for such services during the periods covered by this report.

                  (b)  Operating Expenses

                  The Partnership incurred operating expenses reimbursable to the General Partner or its affiliates in the amounts of approximately $16,135, $14,423, $15,249, $32,185, $37,387 and
                  $88,513 during the years ended March 31, 2007, 2006, 2005,

Mr. Daniel L. Gordon
July 30, 2009
Page 9


                  2004, 2003 and 2002, respectively. The Partnership reimbursed the General Partner or its affiliates for operating expenses of $11,453, $15,177, $12,370, $9,082, $0 and $112,640 during the years ended March 31, 2007, 2006, 2005, 2004, 2003 and
                  2002, respectively.

                  Reimbursement to the General Partner or any of its affiliates of Operating Cash Expenses is subject to specific restrictions in Section 5.3.4 of the Partnership's Agreement of Limited Partnership (the "Agreement," incorporated as Exhibit 3.1 to this report). The Agreement defines "Operating Cash Expenses" as

                           " . . . the amount of cash disbursed by the Partnership . . . in the ordinary course of business for the payment of its operating expenses, such as expenses for management, utilities, repair and maintenance, insurance, investor communications, legal, accounting, statistical and bookkeeping services, use of computing or accounting equipment, travel and telephone expenses, salaries and direct expenses of Partnership employees while engaged in Partnership business, and any other operational and administrative expenses necessary for the prudent operation of the Partnership. Without limiting the generality of the foregoing, Operating Cash Expenses shall include the actual cost of goods, materials and administrative services used for or by the Partnership, whether incurred by the General Partner, an Affiliate of the General Partner or a non-Affiliated Person in performing the foregoing functions. As used in the preceding sentence, actual cost of goods and materials means the actual cost of goods and materials used for or by the Partnership and obtained from entities not Affiliated with the General Partner, and actual cost of administrative services means the pro rata cost of personnel (as if such persons were employees of the Partnership) associated therewith, but in no event to exceed the Competitive amount."

                  The Agreement provides that no such reimbursement shall be permitted for services for which the General Partner or any of its affiliates is entitled to compensation by way of a separate fee. Furthermore, no such reimbursement is to be made for (a) rent or depreciation, utilities, capital equipment or other such administrative items, and (b) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any "controlling person" of the General Partner or any affiliate of the General Partner. For the purposes of Section 5.3.4, "controlling person" includes, but is not limited to, any person, however titled, who performs functions for the General Partner or any affiliate of the General Partner similar to those of: (1) chairman or member of the board of directors; (2) executive management,

Mr. Daniel L. Gordon
July 30, 2009
Page 10


                  such as president, vice president or senior vice president, corporate secretary or treasurer; (3) senior management, such as the vice president of an operating division who reports directly to executive management; or (4) those holding 5% or more equity interest in the General Partner or any affiliate of the General Partner or a person having the power to direct or cause the direction of the General Partner or any affiliate of the General Partner, whether through the ownership of voting securities, by contract or otherwise.

                  (c)  Interest in Partnership

                  The General Partner receives 1% of the Partnership's allocated Low Income Housing Tax Credits, which approximated $21,400, $21,400, $21,300, $21,100, and $20,600 for the General Partner
                  for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. The General Partner is also entitled to receive 1% of the Partnership's operating income or losses, gain or loss from the sale of property and operating cash distributions. There were no distributions of operating cash to the General Partner during the years ended March 31, 2007, 2006, 2005, 2004, 2003 or 2002. The General Partner has an interest in sale or refinancing proceeds as follows: after the Limited Partners have received a return of their capital plus a specified return on capital, General Partner may receive an amount equal to its capital contribution, less any prior distribution of such proceeds, then the General Partner may receive 10% and the Limited Partners 90% of any remaining proceeds. There were no such distributions to the General Partner during the years ended March 31, 2007, 2006, 2005, 2004, 2003 or 2002.

15. Please be advised that, in future filings, the Partnership will file certifications in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

16. Please be advised that Reznick Group, P.C. ("Reznick"), auditor of the financial statements (the "Other Financial Statements") of Booneville Associates I, Limited Partnership was registered with the PCAOB at the time of the filing but did not issue its financial statement in accordance with PCAOB standards. In this regard, please be advised that Reznick, as the Partnership's principal auditor, performed sufficient additional procedures in order to be able to rely upon its work in connection with, and conclude that, the Other Financial Statements were presented in accordance with U.S. GAAP. In its audit of the Partnership's financial statements, Reznick confirmed that the Other Financial Statements were in compliance with PCAOB standards.

         In this regard, in an October 22, 2007 Memorandum to Chairman Christopher Cox, Chief Accountant Conrad Hewitt provided as follows:

Mr. Daniel L. Gordon
July 30, 2009
Page 11


                  "For investee operating partnerships which are significant to the company and whose financial statements are separately presented in the company's annual report on Form 10-K, the staff would not object if the operating partnerships' auditors' reports refer to U.S. GAAS as long as the principal auditor is still able to report on the company's financial statements in accordance with PCAOB standards. This would apply to the companies' annual reports on Form 10-K for years ended March 31, 2005, 2006 and 2007."

         The Partnership believes it is in compliance with the requirements for this relief.

         The Partnership confirms that it has informed each "substantial-role" Local Limited Partnership that it must engage only a PCAOB registered auditor for all future periods. The Partnership will only include in its future filing an audit report of a substantial-role Local Limited Partnership if the auditor complies with the PCAOB registration requirements.

17. The 10-K will be revised to include the statements of operations and cash flows for Booneville Associates I, Limited Partnership. for each of the three fiscal years preceding the date of the most recent audited balance sheet. To the extent that the Partnership continues to file as a non-accelerated filer, in future filings the Partnership will provide statements of operations and cash flows for certain subsidiaries under Rule 3-09 of Regulation S-X for each of the three fiscal years preceding the date of the most recent audited balance sheet. If at a future filing date, the Partnership files as a smaller reporting company, the Partnership intends to comply with all requirements applicable to the Partnership as a smaller reporting company under Regulation S-X.


                                      *****

                  In connection with the foregoing, the Partnership hereby acknowledges that:

         - The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;

         - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
July 30, 2009
Page 12




                  If you have any further questions or comments, please contact me at (714) 662-5565 ext. 114 or Melanie Wenk at (714) 662-5565 ext
         171.

                                                     Very truly yours,




                                                     /s/ Thomas J. Riha
                                                     ------------------
                                                     Thomas J. Riha
                                                     Senior Vice President -
                                                     Chief Financial Officer,
                                                     WNC & Associates, Inc.

         cc:      Jonathan Wiggins
                  Kristina Aberg
                  Division of Corporation Finance
                  Securities and Exchange Commission
                  100 F Street, NE
                  Washington, D.C. 20549

                  Paul G. Dannhauser, Esq.